Dr Strains Inc
Profit & Loss
January through May 2020

	Jan - May 20
Ordinary Income/Expense	
Income	
Sales	332,936.62
Wholesale Inquiries - Cherry Bl	254,705.98
Total Income	587,642.60
Cost of Goods Sold	
Freight and Shipping Costs	19,740.94
Product Costs	238,987.35
Product Packaging	3,772.21
Square Fees	15,119.15
Total COGS	277,619.65
Gross Profit	310,022.95
Expense	
Advertising and Promotion	70,236.35
Automobile Expense	1,822.96
Bank Service Charges	1,760.75
Computer and Internet Expenses	385.88
Delivery Expenses	896.00
Dues and Subscriptions	677.35
Insurance Expense	350.65
Meals and Entertainment	7,040.21
Merchant fees	58.00
Office Supplies	7,462.78
Outside Services	18,831.00
Payroll Expenses	7,282.38
Professional Fees	5,090.41
Rent Expense	5,003.20
Repairs and Maintenance	290.00
Taxes & Licenses	243.90
Telephone Expense	331.35
Travel Expense	1,519.92
Utilities	1,527.63
Website	7,409.36
Total Expense	138,220.08
Net Ordinary Income	171,802.87
Other Income/Expense	
Other Income	
Other Income	3,000.00
Total Other Income	3,000.00
Net Other Income	3,000.00
Net Income	**174,802.87**